PIONEER INDEPENDENCE FUND

                   Multiple Class Plan Pursuant to Rule 18f-3
        Class A Shares, Class C Shares, Class Y Shares and Class P Shares

                                 March 10, 2006

         Each class of shares of Pioneer Independence Fund (the "Fund") will have the same relative rights and privileges and be subject to the same sales charges, fees and expenses, except as set forth below. The Board of Trustees may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Multiple Class Plan accordingly without the approval of shareholders of any class. Except as set forth in the Fund's prospectus(es), shares may be exchanged only for shares of the same class of another Pioneer mutual fund.

         Article I.  Class A Shares

         Class A Shares are sold at net asset value per share and subject to the initial sales charge schedule or contingent deferred sales charge ("CDSC") and minimum purchase requirements as set forth in the Fund's prospectus. Class A Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class A Shares. Class A Shares are subject to fees calculated as a stated percentage of the net assets attributable to Class A Shares under the Fund's Class A Rule 12b-1 Distribution Plan as set forth in such Distribution Plan. The Class A Shareholders have exclusive voting rights, if any, with respect to the Fund's Class A Rule 12b-1 Distribution Plan. Transfer agency fees are allocated to Class A Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the Internal Revenue Service ("IRS") relating to the issuance of multiple classes of shares. Class A Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class A Shares.

         Article II.  Class C Shares

         Class C Shares are sold at net asset value per share without the imposition of an initial sales charge. Class C Shares redeemed within one (1) year of purchase will be subject to a CDSC as set forth in the Fund's prospectus. Class C Shares are sold subject to the minimum purchase requirements set forth in the Fund's prospectus. Class C Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class C Shares. Class C Shares are subject to fees calculated as a stated percentage of the net assets attributable to Class C Shares under the Class C Rule 12b-1 Distribution Plan as set forth in such Distribution Plan. The Class C Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund's Class C Rule 12b-1 Distribution Plan. Transfer agency fees are allocated to Class C Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the IRS relating to the issuance of multiple classes of shares. Class C Shares
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shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class C Shares.

         Article III.  Class Y Shares

         Class Y Shares are sold at net asset value per share without the imposition of an initial sales charge. Class Y Shares are not subject to a CDSC upon redemption regardless of the length of the period of time such shares are held. Class Y Shares are sold subject to the minimum purchase requirements set forth in the Fund's prospectus. Class Y Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class Y Shares.

         Class Y Shares are not subject to fees payable under a distribution or other plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"). The Class Y Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund's possible future adoption of a Class Y Rule 12b-1 Distribution Plan. Transfer agency fees are allocated to Class Y Shares on a per account basis except to the extent, if any, such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling from the IRS relating to the issuance of multiple classes of shares. Class Y Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class Y Shares.

         Article IV.  Class P Shares

         Class P Shares are only issued to Pioneer Independence Plans, the contractual plans, or upon reinvestment of dividends on Class P Shares. Class P Shares will not be subject to the sales charges specified in the contractual plan. Class P Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Class P Shares. Class P Shares would be subject to four categories of class specific expenses: Rule 12b-1 fees, transfer agency fees, class specific shareholder meeting costs and Plan Related Expenses. First, Class P Shares are subject to a Rule 12b-1 Distribution Plan of up to 0.25% of the average daily net assets attributable to Class P Shares. Second, transfer agency fees are allocated to Class P Shares on a per account basis. Third, Class P Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Class P Shares. Fourth, Plan Related Expenses will be allocated exclusively to Class P Shares. Plan Related Expenses means the expenses of administering the contractual plans that have historically been paid by the Fund. The expenses historically incurred by the Fund include, but are not limited to, account processing costs related to plan holders, printing expenses (i.e., costs of printing the plan's prospectus), legal expenses (i.e., legal advice related to the plan and costs of maintaining the plan's registration statement) and accounting expenses (i.e., costs of preparing the plan's financial statements and completion of its audit).

         Article V.  Approval by Board of Trustees

         This Multiple Class Plan shall not take effect until it has been approved by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3


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under the Act) of (a) all of the Trustees of the Fund and (b) those of the
Trustees who are not "interested persons" (as such term may be from time to time defined under the Act) of the Fund.

         Article VI.  Amendments

         No material amendment to this Multiple Class Plan shall be effective unless it is approved by the Board of Trustees of the Fund in the same manner as is provided for approval of this Multiple Class Plan in Article V.

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